Exhibit 99.1

MATERIAL FACT

ADDENDUM TO THE MATERIAL FACT
RELEASED ON DECEMBER 22, 2022

JBS S.A. (B3: JBSS3, OTCQX: JBSAY; “JBS” or “Company”) further to the material fact released on 12/22/2022, under paragraph 6 of article 3 of CVM Resolution 44/2021, hereby provides additional information to its shareholders and the market in general regarding the transaction that led to the definite dismissal of CAM Arbitration Proceeding No. 186/21, a dispute initiated by JBS, in compliance with the resolution taken at the Extraordinary Shareholders’ Meeting held on October 30, 2020, to investigate the liability of J&F Investimentos S.A. (“J&F”), Joesley Mendonça Batista, Wesley Mendonça Batista, Francisco de Assis e Silva, and Florisvaldo Caetano de Oliveira (jointly, “Defendants”), according to articles 159 and 246 of Law 6,404/1976, for events described in the respective plea deals and leniency agreement entered into by J&F, as described in item “4.6 – Relevant confidential proceedings” of JBS’s Reference Form.

As informed, the CAM Arbitration Proceeding No. 186/21 was dismissed with prejudice, extinguishing all claims subject to such proceeding, including the indemnification claim related to the merger of Bertin S.A. into JBS, approved in December 2009.

Furthermore, as mentioned, within the scope of the Transaction Agreement, J&F committed to pay R$543,164,722.88 (five hundred and forty-three million, one hundred and sixty-four thousand, seven hundred and twenty-two reais and eighty-eight centavos) to JBS. The aforementioned payment will be made in 10 (ten) annual consecutive installments, monetarily adjusted by the Extended National Consumer Price Index (IPCA) from the Brazilian Institute of Geography and Statistics (IBGE), as of the approval date of the Transaction Agreement. If J&F delays the payment of any due installments, a fine of 10% (ten percent) will be charged on the overdue installment and JBS will be authorized to offset the overdue installment against any dividends on JBS shares declared and owed to J&F, under article 368 of the Civil Code.

The terms and conditions of the Transaction Agreement were defined after extensive studies and analysis conducted, from July to December 2022, by the Company’s Independent Ad Hoc Committee (“Independent Committee”), a temporary advisory body to JBS’s Board of Directors, composed of five independent members, under the Novo Mercado Regulation of B3 S.A. – Bolsa, Brasil, Balcão.

The value of the transaction, more specifically, was negotiated based on a thorough analysis conducted by the Independent Committee with the support of its legal advisors to estimate the compensation value that JBS would receive if CAM Arbitration Proceeding No. 186/21 were to proceed. The methodology used by the Independent Committee to determine such value was as follows: (i) to settle each of the indemnifications for material and moral damages claims filed by JBS under CAM Arbitration Proceeding No. 186/21, considering the likelihood of success of each of them, as the claims made by JBS in the aforementioned arbitration proceeding were unliquidated (regarding the indemnification claim related to the merger of Bertin S.A., after reviewing the steps and documents related to the transaction, the Independent Committee did not identify any damages that the transaction could have caused to JBS); and (ii) consider, for the purposes of article 944 of the Civil Code, the benefits received by the Company from certain events subject to CAM Arbitration Proceeding No. 186/21, which were not intended to harm the Company’s assets and had positive effects on JBS’s assets.

After determining the aforementioned value, the Independent Committee initiated negotiations with the Defendants. The value of the final agreement included discounts on the amount determined by the aforementioned methodology, all justifiable, taking into consideration the interests of JBS.

In a meeting held on December 16, 2022, JBS’s Board of Directors approved the execution of the transaction, as recommended by the Independent Committee, with the exclusive vote of the independent members who were not part of the committee.

The Company will keep the market timely and adequately informed about any other relevant developments related to this matter, under applicable law, while observing its confidentiality obligations.

São Paulo, September 27, 2023.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer